EXHIBIT 99.1

BrainsWay Reports Promising Pilot Study Results in Patients with Depression and Comorbid Early-Stage Alzheimer’s Disease Treated with Deep TMS™

Peer-reviewed pilot study shows 83.3% response rate and 50% remission rate in depressive symptoms, alongside measurable neurophysiological changes in brain activity and connectivity

BURLINGTON, Mass. and JERUSALEM, Sept. 08, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, announced the publication of results from a pilot study evaluating the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) technology in patients with co-occurring Major Depressive Disorder (MDD) and early-stage Alzheimer’s disease. The results were published in the peer-reviewed Journal of Geriatric Psychiatry and Neurology.

The study, conducted by researchers from the Delray Center for Brain Science and the Department of Psychology at Florida Atlantic University, included 12 patients who received 36 Deep TMS sessions using BrainsWay’s H1 and H7 Coils. The treatment protocol involved stimulation of the left dorsolateral prefrontal cortex with the H1 Coil, followed by stimulation of the temporal regions with the H7 Coil.

The study reported an 83.3% response rate (defined as a ≥50% reduction on the Patient Health Questionnaire-9 [PHQ-9] rating scale) and a 50% remission rate (defined as a PHQ-9 score of 4 or less) in depressive symptoms following Deep TMS treatment.

In addition to the clinical outcomes, researchers observed changes in brain activity using quantitative electroencephalography (QEEG), a technique that compares electrophysiological brain patterns, before and after treatment. This included a reduction of power in the delta frequency band (i.e., 0-3 Hz) in the right temporal lobe after treatment, which could suggest reduced cortical slowing – a common biological phenomenon associated with Alzeimer’s disease. In addition, an increase in alpha coherence – a measure of synchronization and functional connectivity between different brain regions – was observed between several frontal and temporal sites, suggesting an improvement upon the brain dysconnectivity often implicated in Alzheimer’s disease.

“Depression in patients living with Alzheimer’s disease represents a particularly complex clinical challenge, with significant consequences for patients, caregivers, and families,” said Hadar Levy, Chief Executive Officer of BrainsWay. “The response and remission rates for depressive symptoms in this study, together with the observed changes in brain activity, provide an encouraging scientific signal that warrants further investigation. We believe this study further validates the broad potential of our Deep TMS platform to noninvasively engage clinically relevant brain networks in patients with complex neuropsychiatric conditions.”

The study adds to the continuously growing body of scientific research evaluating BrainsWay’s Deep TMS technology in complex patient populations and exploring its ability to modulate brain networks involved in psychiatric and neurological disorders.

Deep TMS is not FDA-cleared for the treatment of Alzheimer’s disease. Additional controlled clinical research will be required to further evaluate these preliminary findings.

Discover the findings of the pilot study by accessing the full publication.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Historical results or conclusions from scientific research and clinical studies – especially preliminary pilot data from a small sample size such as that reflected in this press release – do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. It is important that the reader access the full publication via the link above in order to obtain more detail and context on the findings referenced herein. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:

Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:

Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com